SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                 GlobeSpan, Inc.
                                 (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                    379571102
                                  (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,468,179 shares, which constitutes approximately 43.8% of the 19,320,468 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 19,290,468 shares outstanding.

CUSIP No. 379571102

1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 7,509,017 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: 114,195 (2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 7,509,017 (1)
Person
With
               8.   Shared Dispositive Power: 114,195 (2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,623,212 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  39.5%

12.  Type of Reporting Person: PN
--------------

(1)  Power is exercised through its general partner, TPG GenPar, L.P.
(2) In its capacity as one of two stockholders of Communication GenPar, Inc. with respect to 114,195 shares of the Stock.

CUSIP No. 379571102

1.   Name of Reporting Person:

     TPG Parallel I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 748,366 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: 114,195 (2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 748,366 (1)
Person
With
               8.   Shared Dispositive Power:  114,195 (2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     862,561 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  4.5%

12.  Type of Reporting Person: PN
--------------

(1)  Power is exercised through its general partner, TPG GenPar, L.P.
(2) In its capacity as one of two stockholders of Communication GenPar, Inc. with respect to 114,195 shares of the Stock.

CUSIP No. 379571102

1.   Name of Reporting Person:

     Communication GenPar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 114,195 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 114,195 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     114,195

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  0.6%

12.  Type of Reporting Person: PN
--------------

(1) TPG Partners, L.P. and TPG Parallel I, L.P. are the only stockholders of Communication GenPar, Inc. and may, therefore, be deemed to share voting and dispositive power over the shares owned by Communication GenPar, Inc.

CUSIP No. 379571102

1.   Name of Reporting Person:

     TPG GenPar, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 8,422,598 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 8,422,598 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     8,452,598 (1)(2)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  43.7% (4)

12.  Type of Reporting Person: PN
--------------
(1)  Power is exercised through its managing partner, TPG Advisors, Inc.
(2) Includes 7,509,017 shares owned by TPG Partners, L.P. and 748,366 shares owned by TPG Parallel I, L.P., for both of which TPG GenPar, L.P. is the sole general partner. Also includes 114,195 shares owned by Communication Genpar, Inc., of which TPG Genpar, L.P. and TPG Parallel I, L.P. are the only two stockholders.
(3) Assumes the exercise of options held by TPG GenPar, L.P. to purchase 30,000 shares of common stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) that there are 19,320,468 shares of the Stock outstanding.

CUSIP No. 379571102

1.   Name of Reporting Person:

     TPG Equity Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 10,163 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 10,163 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,163

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.  Type of Reporting Person: PN
--------------

(1)  Power is exercised through its general partner, TPG Advisors, Inc.

CUSIP No. 379571102

1.   Name of Reporting Person:

     FOF Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 5,418 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 5,418 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,418

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.  Type of Reporting Person: PN
--------------

(1)  Power is exercised through its managing general partner, TPG Advisors, Inc.

Item 1(a).     Name of Issuer.

     The name of the issuer is GlobeSpan, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 100 Schulz Drive, Red Bank, New Jersey 07701.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of TPG Partners, L.P., a Delaware limited partnership ("TPG"), TPG Parallel I, L.P., a Delaware limited partnership ("TPGP"), Communication GenPar, Inc., a Delaware corporation ("Communication"), TPG GenPar, L.P., a Delaware limited partnership ("GenPar"), TPG Equity Partners, L.P., a Delaware limited partnership ("Equity"), and FOF Partners, L.P., a Delaware limited partnership ("FOF") (the "Reporting Persons"). Additionally, information is included herein with respect to TPG
Advisors,  Inc.,  a  Delaware  corporation  (the  "Controlling  Person").    The
Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office of all of the Item 2 Persons is as follows:

          201 Main Street, Suite 2420
          Fort Worth, Texas  76102

Item 2(c).     Citizenship.

     Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 379571102.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     Not Applicable

Item 4.   Ownership.

Reporting Persons

     (a) - (b)


     TPG

           Because of its direct ownership of 7,509,017 shares of the Stock and because of its capacity as one of two stockholders of Communication, TPG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,623,212 shares of the Stock, which constitutes approximately 39.5% of the outstanding shares of the Stock.

     TPGP

     Because of its direct ownership of 748,366 shares of the Stock and because of its capacity as one of two stockholders of Communication, TPGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 862,561 shares of the Stock, which constitutes approximately 4.5% of the outstanding shares of the Stock.

     Communication

           The aggregate number of shares of the Stock that Communication owns beneficially, pursuant to Rule 13d-3 of the Act, is 114,195, which constitutes approximately 0.6% of the outstanding shares of the Stock.

     GenPar

           Because of its position as the general partner of each of TPG and TPGP, and because of the position of TPG and TPGP as the only shareholders of Communication, and because of its direct ownership of 51,020 shares of the Stock and options to purchase 30,000 shares of the Stock, the aggregate number of shares of the Stock that GenPar may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 8,452,598, which constitutes approximately 43.7% of the 19,320,468 shares of the Stock deemed outstanding under Rule 13d-3(1)(i).

     Equity

           The aggregate number of shares of the Stock that Equity owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,163, which constitutes less than 0.1% of the outstanding shares of the Stock.

     FOF

            The   aggregate  number  of  shares  of  the  Stock  that  FOF  owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,418, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Controlling Person

          Because of its position as the sole general partner of each of Equity, FOF and GenPar, and because of GenPar's position as the sole general partner of each of TPG and TPGP, and because of the position of TPG and TPGP as the only shareholders of Communication, the Controlling Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of all 8,468,179 shares of the Stock owned in the aggregate by the Reporting Persons, which constitutes approximately 43.8% of the 19,320,468 shares of the Stock deemed outstanding under Rule 13d-3(d)(1)(i).

     To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

Reporting Persons

     TPG

        Acting through its general partner, Genpar, TPG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,509,017 shares of the Stock. In addition, in its capacity as one of two stockholders of Communication, TPG has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 114,195 shares of the Stock.

     TPGP

               Acting through its general partner, GenPar, TPGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 748,366 shares of the Stock. In addition, in its capacity as one of two stockholders of Communication, TPGP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 114,195 shares of the Stock.

     Communication

           Communication has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 114,195 shares of the Stock.

     GenPar

          Acting through its general partner, the Controlling Person, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 8,422,598 shares of the Stock, which includes 7,509,017 shares of the Stock owned by TPG and 748,366 shares of the Stock owned by TPGP and 114,195 shares of the Stock owned by Communication, of which TPG and TPGP are the two sole stockholders.

     Equity

          Acting through its general partner, the Controlling Person, Equity has the sole power to vote or to direct the vote and to dispose or direct the disposition of an aggregate of 10,163 shares of the Stock.

     FOF

           Acting through its sole general partner, the Controlling Person, FOF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 5,418 shares of the Stock.

     Controlling Person

          In its capacity as the sole general partner of each of Equity, FOF and GenPar, and as a result of GenPar's position as the sole general partner of each of TPG and TPGP, and as a result of TPG and TPGP being the only stockholders of Communication, the Controlling Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,438,179 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

        This  Schedule  13G Statement is being filed on behalf of  each  of  the
Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

        Not Applicable.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 14, 2000


                                    TPG PARTNERS, L.P.

                                    By:  TPG GenPar, L.P., general partner

                                         By:  TPG Advisors, Inc., general
                                               partner


                                               By:  Richard A. Ekleberry,
                                                    Vice President


                                    TPG PARALLEL I, L.P.

                                    By:  TPG GenPar, L.P., general partner

                                         By:  TPG Advisors, Inc., general
                                               partner


                                               By:  Richard A. Ekleberry,
                                                    Vice President


                                    COMMUNICATION GENPAR, INC.


                                    By:  Richard A. Ekleberry,
                                         Vice President


                                    TPG GENPAR, L.P.

                                    By: TPG Advisors, Inc., general partner


                                         By:  Richard A. Ekleberry,
                                              Vice President


                                    TPG EQUITY PARTNERS, L.P.,

                                    By:  TPG Advisors, Inc., general
                                         partner


                                         By:  Richard A. Ekleberry,
                                               Vice President


                                    FOF PARTNERS, L.P.

                                    By:  TPG Advisors, Inc., general
                                         partner


                                         By:  Richard A. Ekleberry,
                                               Vice President